

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
Keming Li
Principal Executive Officer and Director
Golden Oasis New Energy Group, Inc.
2112A Stonington Avenue
Hoffman Estates, IL 60169

> **Re: Golden Oasis New Energy Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-175482**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   Given your statement in footnote (1) that the registration fee was "based on recent prices of private transactions" rather than the proposed maximum offering price per share, it is unclear how you calculated the fee in reliance on rule 457(a). Please advise or revise.

Summary Information and Risk Factors, page 4

2.   Please revise this section to highlight the fact that your auditor's opinion contains an explanatory going concern paragraph.

Financial Summary, page 6

3.   Please revise the net loss for the three and nine months ended March 31, 2011 as well as your cumulative to date period, to be consistent with your reported results on page F-19.

Our sales and reputation…, page 8

4.   Please revise to delete the discussion of risks involved in the sale of products for human consumption, which is unrelated to your proposed business.

Our business is largely subject to the uncertain legal environment in China…, page 10

5.   We note your discussion in this section of your Chinese operations and subsidiaries. If you do have Chinese operations and subsidiaries, please revise your disclosure elsewhere to discuss these operations and subsidiaries as well as the regulatory and legal environment to which they may be subject.

Determination of Offering Price, page 13

6.   We note your statement that the price of the shares was "arbitrarily determined based upon the prior offering price in our private placement." Please revise to clarify, given that the price at which the selling shareholders will resell the shares is different than the price at which the shares were sold in the private placement.

Dilution, page 14

7.   Please compare the offering price with (1) the price at which your officers, directors, promoters and affiliated persons acquired their common equity, and (2) your net tangible book value per share.

Directors, Executive Officers, Promoters and Control Persons, page 19

8.   With a view toward disclosure, please tell us your officers' current relationships with Keling Technology Inc.

Description of Securities, page 21

9.   We note the statement in Section 1 of Article IV of your bylaws that you may issue two classes of stock, Class A Preferred and Class B Common stock. Please revise this section to clarify that you may issue preferred stock and, if true, that you currently do not have any authorized Class A Preferred stock. Please also discuss in a relevant risk factor the risks to investors given that your bylaws allow you to issue preferred shares.

Description of Business, page 22

10.   We note your statement in this section that you have generated no revenues but you have taken steps to implement your business plan. Please revise here and in your prospectus

summary to clarify the status of items (2) and (3) of the steps you have already taken, and set forth the steps that remain before you will generate revenues.

11.   Please revise to identify more specifically the products you intend to sell under the distribution agreement with Zhejiang United Power Energy Co. Ltd. Please also revise to disclose, if true, that you will, in your sole discretion, determine the price at which to resell the batteries.

Markets, page 23

12.   Please revise to describe the geographical limitations on where you may solicit customers pursuant to your distribution agreement. For example, we note Article 2 of Exhibit 10.1.

13.   We note your statement that you will sell your products throughout the world except in China. However, in Note A on page F-8, you state that your main business includes sourcing, distribution, and marketing of lithium battery and related power supply products in the USA. Please clarify where you intend to market your products.

Management's Discussion and Analysis of Financial Condition and Results..., page 24

Commitments and Contingencies, page 25

14.   Please expand your disclosure to include all significant terms of the distribution agreement. For example, explain any customer warranty provisions, the terms of initial and subsequent payments, etc.

Liquidity and Capital Resources, page 26

15.   Please tell us how you calculated the current ratio, working capital, and the total debt/equity ratio at June 30, 2010. Please also revise your related disclosure to explain to investors how you calculated working capital.

16.   We refer to your first sentence in the paragraph beginning "Until we generate operating revenues or receive other financing…" Please revise your first sentence to provide a complete sentence. In the following sentence, it is not clear as to who or what you are referring. The agreement appears to be a funding agreement; if so, please revise this disclosure to disclose the lender and significant terms of such agreement. Alternately, if this is the same funding arrangement subsequently disclosed on page 27 you may refer the reader to the details of the Funding Agreement in subsequent paragraphs.

Description of Property, page 27

17.   Please file the lease agreement discussed in this section as an exhibit.

Certain Relationships and Related Transactions, page 28

18.   Please provide the information required by Item 404 of Regulation S-K for each
        transaction in which you borrowed funds from Mr. Keming Li totaling $9,350 at June 30,
        2010.

Executive Compensation, page 31

19.   We note your reference throughout this section to the fiscal year ended December 31,
        2010. However, we note your statement on page F-9 that your fiscal year end is June 30.
        We note also your statement on page 30 that you intend to file a Form 10-K for the year
        ended December 31, 2011. Please revise throughout your registration statement to clarify
        your fiscal year end.

Independent Registered Public Accounting Firm's Auditor's Report..., page F-3

20.   Please ask your auditor to revise their explanatory going concern paragraph to
        appropriately refer to your related footnote disclosure. We refer you to AU Section 341.

Balance Sheet as of June 30, 2010, page F-4

21.   It appears that you are presenting a classified balance sheet. However, your caption
        "Total Current Assets" incorrectly excludes other current assets. Please revise to address
        our concerns. This comment also applies to you Balance sheet as of March 31, 2011 on
        page F-18.

22.   Please update the financial statements when required by Article 8-08 of Regulation S-X.
        An updated accountant's consent should also be included with any amendment to the
        filing.

Notes to Financial Statements for the Year Ended June 30, 2010, page F-8

Note B – Significant Accounting Policies, page F-9

Basic and Diluted Net Loss per Common Share, page F-10

23.   Please revise your disclosure to provide a reconciliation and computation of basic
        earnings per share. We refer you to FASB ASC 260-10-50-1.

Revenue Recognition, page F-10

24.   We note your disclosure that you plan to recognize revenues on a gross basis. Please tell
        us more about the terms of your distribution agreement and explain in further detail how
        you have determined that you will be the primary obligor, including details as to who is

responsible for the acceptability of the product; clarify if you take title to inventory before your customer orders it, if you will take title if product is returned, tell us if you make any physical changes to the products; and tell us if you also plan to work with other suppliers, etc. Provide us with your analysis of all of the indicators discussed in FASB ASC 605-45, both positive and negative, to support your conclusion.

Note F. Going Concern, page F-15

25. We refer to the fourth paragraph, second sentence which reads: "The management believes that the revenues will continue be generated and its cash flows will be maintained to cover all its operational costs and the risk of going concern in both short-term and long term is significantly low." Please explain what you mean by "revenues will continue be generated" and explain how you determined "the risk of going concern in both short-term and long term is significantly low." Please also indicate when you anticipate generating revenues under your distribution agreement.

26. Please revise to include appropriate disclosure of your viable plan to overcome your going concern. A viable plan is a plan that has the capability of removing the threat to the continuation of the business. The plan should include details of your financing arrangements with Keming Li as discussed in MD&A on page 27 and may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. Please also revise your discussion in the interim financial statements. See FRC 607.02.

Note B. Significant Accounting Policies – Prepaid Expense, page F-24

27. We note your disclosure that your prepayment is "for year period April 01, 2011 to July 31, 2011." Please revise your note to describe more accurately the period for which the remaining pre payment relates and describe your accounting policy for prepayments.

Financial Statements for the Three and Nine Months Ended March 31, 2011

Statement of Cash Flows, page F-21

28. We see that you included the repayment of the shareholder loan as an operating activity. Please explain why you classified it as such rather than a financing activity in the Statement of Cash Flows. We refer you to FASB ASC 230-10.

Note D – Shareholders' Equity, page F-27

29. We note that you issued 100,000 shares of common stock for services provided. Please revise to explain how you accounted for the issuance of the shares.

Exhibit 5.1

30.   We note that the legality opinion refers in the first paragraph to the common stock of Renewable Fuel Corp. Please revise to provide a legality opinion that refers to the registrant.

Exhibit 10.1

31.   We note in Article 15.4, you refer to exhibits I through VI to the Distribution Agreement. Please file these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Julie Sherman, Accounting Reviewer, at (202) 551-3640 if you have questions regarding comments on the financial statements and

Keming Li
Golden Oasis New Energy Group, Inc.
August 8, 2011
Page 7

related matters. Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.


Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director


cc (via e-mail): Michael T. Williams, Esq. – Williams Securities Law Firm, P.A.